BRF S.A.

Publicly held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

MATERIAL FACT

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS), pursuant to CVM Resolution No. 44, dated August 23, 2021, communicates to its shareholders and to the market that, in the meeting of the Board of Directors held on August 29, 2022, the Board of Directors received the resignation letter presented by Mr. Lorival Nogueira Luz Jr.to the position of Global Chief Executive Officer and appointed Mr. Miguel de Souza Gularte, Brazilian, married, veterinarian, enrolled in the CPF/ME under No. 270.209.240-34 and holder of the identity card No. 2020494148 SSP/RS, to the position of Global Chief Executive Officer.

Mr. Miguel de Souza Gularte held the position of Chief Executive Officer of Marfrig Global Foods S.A., having also submitted his resignation on August 29, 2022.

Mr. Miguel de Souza Gularte and Mr. Lorival Nogueira Luz Jr. will begin a transition period that will be concluded until September 30th.

The Company´s Board of Directors: (i) expressed its gratitude to Mr. Lorival Nogueira Luz Jr. for his commitment and dedication to the Company throughout the period in which he held the position of Global Chief Executive Officer; and (ii) informs that this appointment does not represent an intention, at this moment, of merger between the Company and Marfrig Global Foods S.A.

BRF will maintain its shareholders and the market informed of any new information on the matters presented in the Material Fact.

São Paulo, August 30, 2022

Fabio Luis Mendes Mariano

Vice-President of Finance and Investors Relation Officer

BRF S.A.